Exhibit 99.48

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Newton Energy Corporation

1600, 333 - 7 Avenue SW

Calgary, AB

T2P 2Z1

Item 2 -  Date of Material Change:

June 18, 2020

Item 3 – News Release:

A news release dated June 18, 2020 was disseminated via CNW Group. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

Item 4 – Summary of Material Change:

On June 18, 2020, Newton Energy Corporation (“Newton”) announced that it has entered into a letter of intent dated June 18, 2020 with Field Trip Psychedelics Inc. (“Field Trip”) to complete a going-public transaction in Canada for Field Trip.

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

On June 18, 2020, Newton announced that it has entered into a letter of intent dated June 18, 2020 with Field Trip to complete a going-public transaction in Canada for Field Trip (the “Proposed Transaction”). For convenience, Newton, as it will exist after completion of the Proposed Transaction, is sometimes referred to herein as the “Resulting Issuer”.

Field Trip is redefining mental health and wellness with ground-breaking work in psychedelics and psychedelic therapies. Through its Field Trip Health centres that provide best-in-class psychedelic-therapies opening across North America, and drug development and advanced research on plant-based psychedelics through Field Trip Discovery, the company's newly formed drug development division, Field Trip helps people, from those in treatment to those seeking accelerated personal growth, with a simple, evidence-based way to heal and heighten engagement with the world.

If the Proposed Transaction is completed, it is anticipated that the board of directors of the Resulting Issuer (the “New Directors”) will consist of no fewer than five (5) directors, each of whom will be nominated by Field Trip. The executive officers of the Resulting Issuer will be appointed by Field Trip and are expected to include Field Trip’s current CEO, Joseph del Moral, Executive Chairman, Ronan Levy, President of Field Trip Health, Hannan Fleiman, President of Field Trip Natural Products Ltd., Mujeeb Jafferi, and Chief Clinical Officer, Dr. Ryan Yermus. The New Directors will be put forth and nominated at a meeting of Newton’s shareholders to be held prior to the completion of the Proposed Transaction.

In conjunction with, and prior to the closing of the Proposed Transaction, Field Trip intends to complete a brokered private placement of common shares at a price of $2.00 per common share for gross proceeds of up to $14.0 million, with an option to be granted to the agents to increase the size of the private placement by up to $1.0 million for total gross proceeds of up to $15 million, co-led by Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. (the “Private Placement”). Common shares issued in the Private Placement will be exchanged for common shares of the Resulting Issuer at the Exchange Ratio (as defined herein) upon completion of the Proposed Transaction.

For the purposes of the Proposed Transaction, the deemed value of each outstanding common share of Newton will be $0.25 (on a pre-consolidation basis). Pursuant to the Proposed Transaction it is currently intended that: (i) the outstanding common shares of Newton will be consolidated at a consolidation ratio to be determined by the parties based on the price per share of the Private Placement (the “Consolidation”); and (ii) the holders of Field Trip shares (including those investors in the Private Placement) will receive one (1) common share of the Resulting Issuer in exchange for each outstanding Field Trip common share (on a post Consolidation basis) (the “Exchange Ratio”). The outstanding options of Newton will be adjusted accordingly to reflect the Consolidation and Exchange Ratio. Following the completion of the Proposed Transaction, the securityholders of Field Trip (including those investors under the Private Placement) will hold a significant majority of the outstanding common shares of the Resulting Issuer.

It is intended that the Proposed Transaction will proceed by way of a “three-cornered” amalgamation of Field Trip with a wholly-owned subsidiary of Newton (“Newton Subco”) pursuant to the terms of a definitive agreement to be entered into by Newton, Newton Subco and Field Trip (the “Definitive Agreement”). The Proposed Transaction will be an arm’s length transaction.

In connection with the Proposed Transaction and subject to any requisite shareholder approval, Newton intends to voluntarily de-list the common shares of Newton from the facilities of the NEX board of the TSXV prior to the completion of the Proposed Transaction. It will be a condition of closing that the Resulting Issuer obtains a listing of its common shares on the facilities of the Canadian Securities Exchange (“CSE”). Subject to meeting the CSE listing requirements, it is anticipated that the Proposed Transaction will be governed by the policies of the CSE.

Completion of the Proposed Transaction is subject to a number of conditions including, but not limited to: completion of satisfactory due diligence; execution of the Definitive Agreement; receipt of regulatory approvals; meeting all CSE listing requirements, majority of minority shareholders’ approval from Newton for the delisting of the common shares of Newton from the NEX board of the TSXV, as applicable, approval of the TSXV to delist the common shares of Newton from its facilities, receipt of approval for the listing of the common shares of the Resulting Issuer on the CSE; shareholders of Field Trip approving the Proposed Transaction and such other matters necessary to complete the Proposed Transaction; and shareholders of Newton approving certain matters ancillary to the Proposed Transaction, including the appointment of the New Directors, subject to the completion of the Proposed Transaction. Subject to the foregoing conditions, the parties intend to enter into a definitive agreement by July 31, 2020 and complete the Proposed Transaction by September 15, 2020. There can, however, be no assurance that the Proposed Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the listing statement to be prepared in connection with the Proposed Transaction, any information released or received with respect to the Proposed Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Newton should be considered highly speculative. Shares of Newton are currently halted from trading on NEX, and trading is not expected to resume on NEX or the TSXV.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 -  Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Gino DeMichele

Chief Executive Officer

Tel: 403.680.7898

Item 9 – Date of Report:

June 25, 2020

Notice on forward-looking statements:

This material change report includes forward-looking information within the meaning of Canadian securities laws regarding Newton, Field Trip and their respective businesses, which may include, but are not limited to, statements with respect to the completion of the Proposed Transaction, the terms on which the Proposed Transaction is intended to be completed, the ability to obtain regulatory and shareholder approvals and other factors. Often but not always, forward-looking information can be identified by the use of words such as “expect”, “intends”, “anticipated”, “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of each entity, and are based on assumptions and subject to risks and uncertainties. Although the management of each entity believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward -looking events and circumstances discussed in this material change report, including completion of the Proposed Transaction (and the proposed terms upon which the Proposed Transaction is proposed to be completed), may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including risks regarding the industry, market conditions, economic factors, management’s ability to manage and to operate the business of the Resulting Issuer and the equity markets generally. Although Newton and Field Trip have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and neither Newton nor Field Trip undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.